Osiron

~~VIRALYTICS~~ LTD

ABN 12 010 657 351



APPENDIX 4E

Preliminary Final Report

Year ended 30 June 2010 (current period)
and the year ended 30 June 2009 (previous corresponding period)

Results for announcement to the market

			$A'000
Revenue from ordinary activities	Down 43%	to	44
(Loss) from ordinary activities after tax attributable to members	Up 5%	to	(4,804)
(Loss) for the period attributable to members	Up 5%	to	(4,804)

	Current Period	Previous Corresponding Period
Net tangible asset backing per ordinary security	0.9 cents	0.2 cents
Basic (Loss) cents per share	(1.3 cents)	(1.6 cents)

An explanation of the results of the current period is set out in the Directors' Report contained in the attached audited Annual Financial Report.

Full financial details of the Company are also contained in the attached audited Annual Financial Report.

Dividends: it is not proposed that any dividends will be paid. No dividends were paid in the previous corresponding period.

082-34945

6-30-10
AR/S

Psiron

~~VIRALYTICS~~ LIMITED

ABN 12 010 657 351

Financial Report for the Year Ended 30 June 2010

TABLE OF CONTENTS

Corporate Information	1
Directors' Report	2 – 15
Corporate Governance Statement	16 – 19
Auditor's Independence Declaration	20
Statement of Comprehensive Income	21
Statement of Financial Position	22
Statement of Changes in Equity	23
Statement of Cash Flows	24
Notes to the Financial Statements	25 – 54
Directors' Declaration	55
Independent Auditor's Report to the Members	56 – 57

Corporate Information

Directors

Mr Paul Hopper	Non-Executive Chairman
Dr Phillip Altman	Non-Executive Director
Mr Peter Molloy	Non-Executive Director
Mr Bryan Dulhunty	Managing Director

Company Secretary

Ms Sarah Prince

Principal Place of Business

Level 2
55-63 Grandview Street
Pymble NSW 2073

Registered Office

McCullough Robertson
Level 11, 66 Eagle Street
Brisbane, QLD 4001

Auditors

Bentleys, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Limited
ANZ Building
Level 15,
324 Queen Street
Brisbane QLD 4000
Ph: (02) 8280 7454

Website

www.viralytics.com

Contact Information

Tel: (02) 9988 4000
Fax: (02) 9988 0999
Email: investorrelation@viralytics.com

Directors' Report
for the year ended 30 June 2010

Your Directors present their report on the Company for the financial year ended 30 June 2010.

DIRECTORS

The names of the directors in office at the date of this report:

Mr Paul Hopper	Non-Executive Chairman
Dr Phillip Altman	Non-Executive Director
Mr Peter Molloy	Non-Executive Director
Mr Bryan Dulhunty	Managing Director

COMPANY SECRETARY

Ms Sarah Prince

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were the development of its Virotherapy anti-cancer technology.

OPERATING RESULT

The Company's core focus this year has been to position the Company to lodge a New Investigational drug (IND) application with the US Federal Drug Agency (FDA) to allow the commencement of an international Phase II trial.

Currently there are only four Australian cancer research companies with an active IND.

The principal operational activities and achievements in the past year were:

- Submission of and attendance at a pre IND FDA meeting in preparation of an international Phase II clinical trial;
- Technology transfer costs associated with the production of clinical grade CAVATAK™ by an international US-based contractor. Clinical grade CAVATAK™ is required to conduct Phase II international trials;
- Completion of a Phase I melanoma trial. The results of this trial allowed the Company to move ahead with its plans to conduct a Phase II trial;
- Continuation of two other Phase I trials;
- Continued development of pre-clinical work in new cancer indications; and
- Development and advancement of the Company's Intellectual Property Portfolio.

These activities resulted in an operating loss for the year of $4.8 million (2009: $4.6 million).

Directors' Report

for the year ended 30 June 2010

CASH MANAGEMENT

While progressing operational plans for an international Phase II clinical trial, the Company has had to address its cash funding requirements for the planned trial.

The planned Phase II trial requires Viralytics to enter into sizable contracts with medium term funding commitments. To support these contracts, during 2010, the Company embarked on a number of fundraising initiatives including

- $2.4m exercise of options (3 cent options offered to all shareholders on a pro rata basis)
- $1.5m private placement of shares at 5.3 cents
- $3.4m draw-down of its convertible note facility

These fundraising initiatives increased the cash on hand from $1.3m at the end of June 2009 to $5.1m at the end of June 2010. This places the Company in good financial health and permits it to commit to its Phase II program and associated obligations.

During the year, operational costs increased to $3.7 million (2009: $3.2 million) reflecting the increased commitments associated with the Phase II clinical trial preparation and other operational initiatives.

STATEMENT OF FINANCIAL POSITION

The Company's financial position was significantly strengthened during the year:

- Cash increased by $3.8 million to $5.1 million (2009 $1.3 million)
- Net assets increased by $3.7 million to $8.6 million (2009 $4.9 million).
- Net tangible assets increased by $4.1 million to $4.6 million (2009 $0.5 million)

REVIEW OF OPERATIONS

The Company progressed its Phase I clinical program and made significant progress towards the important milestone of a Phase II clinical trial.

Key operational achievements for the year included:

CLINICAL TRIALS

Phase II Melanoma trial – Following the successful completion of the Company's Phase I Melanoma trial (see discussion of this trial below) the Company focused on lodging an Investigational New Drug (IND) application with the Food and Drug Administration (FDA), which will permit the Company to carry out a Phase II melanoma trial in the USA.

The IND application, once submitted, will include the complete history of CAVATAK™ research, production, pre-clinical and clinical testing to date. Measures taken by the Company to succeed with the application include the recruitment of a US regulatory consulting firm followed by a pre-IND meeting with the FDA to discuss the application before its lodgement.

Phase I Melanoma intratumoral trial – In November 2009 the Company released the draft results of its Phase I intratumoral (IT) trial in late stage melanoma patients. This trial was to assess the safety and tolerability of two doses of CAVATAK™ when injected directly into a solid tumour. The trial was successfully completed during the year, with the treatment well tolerated and none of the patients exhibiting any product-related serious adverse effects.

In addition to assessing product safety of CAVATAK™ in humans, a secondary objective of the trial was to look for any signs of clinical benefit, both with respect to the injected tumours and any distant tumours in the body that might have been treated by CAVATAK™. In this trial, the injected tumours of 33% of patients actually reduced in size, and the size of injected tumours of a further 22% of patients remained stable. In addition, measurement of distant tumours in patients showed that the overall disease was stabilised in two of the patients. All patients in the trial had late stage disease and previously had failed or rejected standard therapies.

The study conclusions supported the development of CAVATAK™ towards a Phase II trial, where repeated dosing over a longer period of time and more extensive measurements of clinical outcomes will be used to establish the efficacy of CAVATAK™ in treating melanoma.

The final study report for the Phase I trial was signed off on 19 January 2010 and has become an important input the IND application for the Phase II study.

Phase I Head and Neck IT trial – This trial, aimed at 'head and neck' cancers was also an intratumoural (IT) study and the treatment of a first group of three patients was completed during the year. Following a Data Safety Committee review, permission was given to administer CAVATAK™ to the next group of three patients who will receive a higher level of dosing. In total, nine patients are expected to be treated for completion of the trial and currently the Company has four hospitals in three states recruiting patients for this trial.

Phase I Breast, Prostate and Melanoma Intravenous trial – In parallel with the ongoing Phase I IT trial, the Company is conducting an intravenous (IV) trial in a range of cancers to assess the safety of CAVATAK™ when administered at high doses directly into the bloodstream rather than injected into the tumour. Thus far, four patients have been treated in the trial and a further five patients are required to complete it.

MANUFACTURING

The production of the Company's first batch of clinical grade CAVATAK™ is under development at an independent US-based specialist facility. At the date of this report the first batch of drug substance had been completed. The batch is currently being tested for yield, comparability with batches previously made in the Company's Australian Newcastle facilities and for any contaminants. Once this testing is completed the drug substance will be placed into vials and will be available for use in the proposed Phase II trial program.

PRE-CLINICAL DEVELOPMENT

Research work continues in the use of CAVATAK™ for cancer indications other than melanoma. These additional indications, if validated, are expected to add considerable value to the CAVATAK™ product for potential future commercialisation partners.

INTELLECTUAL PROPERTY

While a number of patents were granted in minor international jurisdictions, many ongoing patent applications continue through the examination process of different countries throughout the world.

Research and development activities are under constant review to potentially enable additional patent applications to be lodged, which if successful might extend the existing patent life of CAVATAK and our other intellectual property relating to oncolytic viruses.

In previous periods the Company has received broad patent protection in Europe and USA for CAVATAK™ and in the USA for its echovirus product, EVATAK™.

INVESTMENTS

CBio Ltd (CBio) – At 30 June 2009 Viralytics held 1.2m shares in CBio which were carried in its books at 44 cents per share. On 3 March 2010, in accordance with its previously stated policy, the Company completed the divestment of its holding in CBio. Proceeds from the sale of the shares totalled $506,272 (42.2 cents per share). This resulted in a loss of $20,019 against the book value of the investment.

InJet Digital Aerosols Limited (IDAL) - Viralytics owns 44.5% of the outstanding capital of IDAL, a public, unlisted company with ownership of certain aerosol technology cover by patents. IDAL has previously licensed its patent portfolio to Canon Inc for the purposes of commercialisation of the technology. IDAL has 23.1 million shares on issue (2009 - 22.9 million). The Company is required to equity account for its investment in IDAL and carries the investment at nil value. For further information please refer to the IDAL website: www.injet.com.au.

CASH MANAGEMENT and FUNDING

Historically, the Company has struggled to adequately fund all the projects under development, but the cash position of the Company has improved substantially in the past 12 months placing it in a very solid position going forward. Three important fundraising events have contributed to the Company's favourable cash position:

1) Options Rights Issue – On 3 July 2009 the Company issued 92.2m listed options (VLAO) at a price of 1 cent per option. These options had an exercise price of 3 cents and expired on 29 June 2010. The initial issue of the options raised $922,000 and subsequently prior to their expiry, a total of 80.0m of the VLAO options were exercised, raising a further $2.4 million. On 25 March 2010 the Company agreed to a 4 cent put option to issue up to 28,650,000 new ordinary shares to cover any

shortfall in the VLAO options exercised and thereby effectively underwrite the options. As a result of that shortfall in the options exercised, 12.1m shares were issued and a further $0.5 million was raised.

2) Convertible Note facility - In June 2009, the Company entered into a 2 year US$6 million convertible note facility with the US firm, La Jolla Cove Investors, Inc (La Jolla). The first drawdown under this facility occurred in June 2009 and as at 30 June 2010 a total of US$3.25 million (A$3.37 million) has been drawn down under this facility. Of this total, US$2.95 million (A$3.3 million) has been converted into ordinary shares by La Jolla, in accordance with the terms of the convertible note. Subsequent to 30 June 2010, the Company has drawn a further US$0.5 million on the facility bringing the total amount drawn down at the date of this report to US$3.75 million.

3) Sale of Investment in CBio. On 3 March 2010 the company completed the sale of its investment in CBio Ltd raising a further $0.5 million in cash.

MANAGEMENT

The Company has a well established management team:

- Mr Bryan Dulhunty – Chief Executive Officer and Managing Director
  Responsibilities - Corporate, finance and management of the Company.
- Professor Darren Shafren – Chief Science Officer and inventor of the technology. Responsibilities - development of the science, intellectual property and toxicology.
- Mr Stephen Goodall – Chief Operating Officer
  Responsibilities - Day to day operations, including responsibilities for GMP virus production, FDA regulatory matters and clinical trials.

This full-time team is overseen by a highly experienced Board that meets at least once per month:

- Mr Paul Hooper (Chairman) who is experienced in running biotechnology companies and fund raising;
- Mr Peter Molloy (non executive director) who was previously the Managing Director of Biota Holdings Limited;
- Dr Phillip Altman (non executive director) who previously managed his own clinical trials company.

The Managing Director, Mr Bryan Dulhunty is also a member of the Board. Further information regarding the skills and experience of the Directors is set out on pages 8 - 10 of this report.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

All significant changes in the state of affairs of the Company which occurred during the financial year are discussed in the Review of Operations section above.

Directors' Report

for the year ended 30 June 2010

LIKELY DEVELOPMENTS AND LIKELY RESULTS

The Company's strategic plan entails taking CAVATAK™ to the important milestone of a successfully completed Phase II clinical study and then partnering CAVATAK™ to one of the major international pharmaceutical companies in order to generate licensing income for Viralytics and vital third party commercial endorsement of the value of CAVATAK™ and, in turn, Viralytics. In the meantime, the Company intends to add value to CAVATAK™ by strengthening its intellectual property and patent base, and by bringing additional indications to early proof of concept, so that prospective partners could conduct a broader range of clinical trials in the future and thereby broaden the commercial potential of CAVATAK™.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

No matter or circumstance other than matters discussed in the Directors' Report has arisen since the end of the financial year that would significantly affect or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the Company in subsequent financial years.

ENVIRONMENTAL ISSUES

The Company's operations are not subject to significant environmental regulation under the laws of the Commonwealth and State.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

DIVIDENDS

No dividends were paid and the Directors did not recommend a dividend to be paid.

SHARE CAPITAL AND OTHER EQUITY SECURITIES

All changes to the capital structure, including options during the year are set out in Note 14 – Issued Capital.

CORPORATE STRUCTURE

The Company is limited by shares and is incorporated and domiciled in Australia.

Directors' Report
for the year ended 30 June 2010

MEETINGS OF DIRECTORS

During the financial year, 14 meetings of Directors were held. Attendances by each Director during the year were as follows:

	Directors' Meetings eligible to attend	Directors' Meetings attended
Mr Paul Hopper (Non-Executive Chairman)	14	14
Mr Bryan Dulhunty (Managing Director)	14	14
Dr Phillip Altman	14	14
Mr Peter Molloy	14	14

There are no sub-committees of the Board.

DIRECTORS' QUALIFICATIONS AND EXPERIENCE

Details of the Company's Directors in office at the date of this report are as follows:

Mr Paul Hopper - Non-Executive Chairman

Mr Hopper has over 20 years experience in the management and funding of biotechnology and healthcare public companies with extensive capital markets experience in equity and debt raisings in Australia, Asia, US and Europe.

Mr Hopper's sector experience has covered a number of therapeutic areas including anti-bacterials, medical devices, antibodies, inflammation and oncology, with a particular emphasis on cancer vaccines. Mr Hopper is also a Director of Boston based pSivida Corp a drug delivery company which has completed Phase III trials for opthalmology, Somnomed Limited (ASX:SOM) which globally manufactures and markets a dental device for sleep disorders and Philadelphia based Fibrocell Sciences which has completed Phase 3 trials for cosmetic applications using cell therapy. He is Head of the Australia Desk and Head of the Life Sciences and Biotechnology practice at the Los Angeles merchant bank Cappello Capital where he is a partner. He also serves as a Director of the American Australian Association and is a member of the Queensland North America Biotechnology Advisory Council.

Mr Hopper has served on the boards of many listed biotechnology and healthcare companies including as Executive Chairman of Bone Medical Limited, Director of Advanced Biotherapy Inc, Managing Director of Australian Cancer Technology Limited, and Director of Medaire Ltd. He was the co-founder and Managing Director of Alpha Healthcare Limited. He is based in Los Angeles.

Mr Bryan Dulhunty BEc CA – Managing Director

Mr Dulhunty is a Chartered Accountant with initial experience gained in one of the big four audit firms before moving to one of the world's largest international companies.

Mr Dulhunty became involved in the biotechnology industry in the mid 1990's and shortly thereafter established his own financial management and financial assurance company focusing on smaller biotechnology companies, both listed and unlisted. Mr Dulhunty has been on the board of a number of listed and unlisted Companies but has focused his activities on Viralytics since 2006.

Dr Phillip Altman B.Sc (Hons) M.Sc Ph.D – Non-Executive Director

Dr Altman is a well known Australian authority on clinical trials and regulatory affairs with more than 30 years experience in clinical research and regulatory affairs. He is a graduate of Sydney University with an Honours degree in Pharmacy, Master of Science and Doctor of Philosophy (pharmacology and pharmaceutical chemistry) degrees. Dr Altman also co-founded and is a Life Member of the largest professional body of pharmaceutical industry scientists involved in clinical research and regulatory affairs (Association of Regulatory and Clinical Scientists to the Australian Pharmaceutical Industry Ltd – ARCS).

In addition to working in senior management positions for several multinational companies including Merrell-Dow, Hoechst, Roussel and GD Searle, Dr Altman established his own company, Pharmaco Pty Ltd, one of the first contract research organizations where he served as a Senior Industry Consultant.

Mr Peter Molloy - Non-Executive Director

Mr Molloy is a successful Australian pharmaceutical and biotechnology executive and now an industry consultant and director. In addition to Viralytics, he is a director of Synthesis Med Chem USA Inc.

Mr Molloy was most recently the Managing Director and CEO of Biota Holdings Limited (2002-2005), Australia's premier antiviral drug development company. His previous executive roles in the biotechnology sector included President & CEO of SLIL Biomedical Corp, a Madison Wisconsin based cancer and viral research company; managing director and CEO of Florigene Limited, a Melbourne based biotechnology company focused on genetic modification of plants; and President of Moleculon Inc, a Boston based transdermal drug delivery company.

Mr Molloy has lived and worked in the US for more than 13 years. In addition to this valuable US perspective, he brings considerable big pharmaceutical company experience. He worked as a pharmaceutical marketing executive for 17 years (1979-1996) with his last role as Vice President of Strategic Marketing for Pharmacia. Pharmacia at the time was one of the top 20 global pharmaceutical companies (now part of Pfizer). Over the years Mr Molloy has been involved in the licensing, clinical development and launch of many new pharmaceutical products in Australia. At Pharmacia he was responsible for evaluating new drug candidates and coordinating the launch and marketing strategy for more than 50 pharmaceuticals across 23 countries.

Mr Molloy is a fellow of the Australian Institute of Company Directors and has served on several Australian and US boards, both as managing director and non executive director, including as chairman of two international businesses. He has been a consultant to several Australian and US companies and a guest speaker on licensing and business development at industry meetings including BIO, the Australian Biotech Summit and the Ausbiotech National Conference. He holds a BSc in Microbiology and Biochemistry from the University of Melbourne and an MBA from the University of Adelaide.

COMPANY SECRETARY QUALIFICATIONS AND EXPERIENCE

Ms Sarah Prince BA LLB ACIS – Company Secretary

Ms Prince has over seven years' experience as a solicitor and governance professional and currently works for Company Matters Pty Limited. Previously, Sarah worked in the Board Advisory Services division of KPMG.

Ms Prince also serves as Company Secretary for National Leisure & Gaming Limited, Bremer Park Limited and Palau Pacific Exploration Pty Ltd.

REMUNERATION REPORT - AUDITED

This report details the nature and amount of remuneration for each director of Viralytics Ltd and for the executives receiving the highest remuneration.

Remuneration Policy

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is to pay market rates which are commensurate with their responsibilities and their time and commitment. The policy has been designed to attract and retain talented executives and directors with the superior skills needed to grow an early stage research and development company into a significant international company.

Directors: The directors of Viralytics Ltd at any time during the financial year were:

- Mr Paul Hopper — Non-Executive Chairman appointed 4 September 2008
- Dr Phillip Altman — Non-Executive Director appointed 12 July 2007
- Mr Peter Molloy — Non-Executive Director appointed 29 September 2008
- Mr Bryan Dulhunty — Managing Director appointed 10 April 2006

Director Remuneration

The nature and scale of the Company's research, development and commercialisation activities demands that it has access to a wide range of highly specialised skills as and when needed. It is not feasible to employ all required skills on a full time basis. Accordingly, the structure of the Company has been designed to address these varying needs by retaining a small group of senior executives and calling upon the specialists as and when required.

Directors' Report
for the year ended 30 June 2010

This structure results in a Board where all Directors are called upon to contribute to a far greater extent than would normally be required of a general small independent Board. The Directors' remuneration structure is set out below.

Details of Director's Remuneration for the year ended 30 June 2010:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
Directors	Directors fees and Salary $	Consulting $	Super-annuation $	Options $	$
Mr P Hopper	75,000	-	6,750	38,918	120,668
Mr B Dulhunty	242,500	-	21,825	2,258	266,583
Dr P Altman (i)	50,000	-	4,500	-	54,500
Mr P Molloy	50,000	-	4,500	38,918	93,418
Total	**417,500**	**-**	**37,575**	**80,094**	**535,169**

Details of Director's compensation for the year ended 30 June 2009:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
Directors	Directors fees and Salary $	Consulting $	Super-annuation $	Options $	$
Mr P Hopper	56,736	-	5,106	36,115	97,957
Mr B Dulhunty	220,000	-	19,800	-	239,800
Dr P Altman (i)	50,000	62,869	4,500	-	117,369
Mr P Molloy	37,778	-	3,400	36,116	77,294
Prof. D Shafren (ii)	-	-	-	-	-
Total	**364,514**	**62,869**	**32,806**	**72,231**	**532,420**

(i) Dr Phillip Altman is a Director of Altman Biomedical Consulting Pty Ltd. Altman Biomedical Consulting Pty Ltd provided consulting services to Viralytics up to the period 31 December 2008. Subsequent to this date, to permit Dr Altman to operate as an Independent Non-Executive Director as recommended by the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations (ASX Principles), these services were sourced with an independent consultant or carried out with existing staff members. No amount was paid to Altman Biomedical Consulting Pty Ltd during the year (2009: $62,869).

(ii) Prof. Darren Shafren resigned as a director on 18 November 2008. Refer to Company Executives remuneration note (a) for details on his remuneration for the year ended 30 June 2009.

Directors' Report

for the year ended 30 June 2010

Company Executives

During the year ended 30 June 2010, the Company employed one non director senior management officer. In addition, Associate Professor Shafren holds tenure with the University of Newcastle, is on full time secondment to Viralytics as its Chief Science Officer. Remuneration for both executives are set out below:

Details of Executives Remuneration for the year ended 30 June 2010:

	Short-Term Benefits		**Post Employment**	**Share-based Payment**	**Total**
	Salary	Consulting	Superannuation	Options	
Senior Executive	$	$	$	$	$
Prof Darren Shafren (a)	117,922	100,233	18,867	-	237,022
Mr Stephen Goodall	184,605	-	51,614	-	236,219
	302,527	**100,233**	**70,481**	**-**	**473,241**

Details of Executives Remuneration for the year ended 30 June 2009:

	Short-Term Benefits		**Post Employment**	**Share-based Payment**	**Total**
	Salary	Consulting	Superannuation	Options	
Senior Executive	$	$	$	$	$
Prof Darren Shafren (a)	220,000	-	-	-	220,000
Mr Stephen Goodall	209,794	-	18,881	-	228,675
	429,794	**-**	**18,881**	**-**	**448,675**

(a) Professor Shafren is paid a standard Associate Professors salary of $117,922 plus superannuation of $18,867 by the University of Newcastle. Viralytics pays Newcastle Innovation, the commercial arm of the University of Newcastle $200,256. Of this Newcastle Innovation pays Professor Shafren $100,233.

Directors' Report
for the year ended 30 June 2010

Options Issued as Remuneration to directors and key management:

Director/ Key Management Person	Number Granted	Value of options granted (iii) $	% of remun-eration during the year	Exercise price $	Expiry date
2010 (i)					
Mr Bryan Dulhunty	2,000,000	2,852	1%	$0.046	24 Nov 2012
Prof. Darren Shafren	4,000,000	-	0%	$0.065	30 Jun 2015
2009 (ii)					
Mr Paul Hopper	3,000,000	96,000	37.5%	$0.075	18 Nov 2013
Mr Peter Molloy	3,000,000	96,000	37.5%	$0.075	18 Nov 2013
Mr Stephen Goodall	750,000	-	-	$0.20/ $0.30	18 Mar 2013

(i) At the Annual General Meeting held on 24 November 2009, shareholders approved the issue of 2,000,000 options to Mr Bryan Dulhunty. One half of these options vests on the 24th November 2010. The other half vested immediately. All options have an expiry date of 24 November 2012 subject to Mr Dulhunty remaining a director of the Company at the vesting period.

(ii) On 30 June 2010, the Company granted to Ass. Prof. Darren Shafren 4,000,000 options at the exercise price of 6.5 cents. The options expire on 30 June 2015. The options vest upon achieving specified operational milestones consistent with the Company's strategy. To maximise flexibility for future fundraisings under Listing Rule 7.1 ('15% limit'), it is anticipated that shareholders will be asked to provide 'refresher' approval of the issue at the 2010 AGM .

(iii) In the 2009 year, Mr Paul Hopper and Mr Peter Molloy, were granted 3,000,000 options each, approved at the Annual General Meeting of the Company held on 18 November 2008. One third of these options vests each year on the anniversary of the options grant date. The deemed value of options granted, based on the valuation method set out below, was $96,000 for each director, spread over the 5 year exercise period.

(iv) The options have been valued using Australian Taxation Office (ATO) valuation tables (which are similar to the Black-Scholes methodology). This valuation is a function of the current value of the underlying shares that are the subject of the option, the exercise price of the option, and the exercise period. Accounting standards require the valuation of options to reflect an estimation of the likelihood of those options meeting vesting requirements. This valuation assumes that all vesting conditions will be met. The valuation tables make certain other assumptions including the volatility of the underlying share price; the risk free interest rate, expected dividends on the underlying share; current market price of the underlying share; and the expected life of the option.

Directors' Report

for the year ended 30 June 2010

Exercise of options during the year ended 30 June 2010

During the year ended 30 June 2010 no current or former director converted options into shares.

Directors' relevant interests in securities during the year and at the date of this report are as follows:

(a) Ordinary Shares	Balance 01/07/09	Shares Disposed	Shares Acquired	Balance 30/6/10
DFCT Pty Ltd (i)	1,187,500	-	-	1,187,500

(b) Non-Listed Option Holdings	Opening Balance	Issued during year	Expired during year	Closing Balance	Terms	Expiry Date	Ex. Price
Mr Bryan Dulhunty	-	2,000,000	-	2,000,000	F	24 Nov 12	$0.046
Dr Phillip Altman	250,000	-	-	250,000	A	26 Nov 12	$0.20
Dr Phillip Altman	250,000	-	-	250,000	A	26 Nov 12	$0.25
Dr Phillip Altman	250,000	-	-	250,000	C	26 Nov 12	$0.30
Mr Paul Hopper	1,000,000	-	-	1,000,000	A	18 Nov 13	$0.075
Mr Paul Hopper	1,000,000	-	-	1,000,000	D	18 Nov 13	$0.075
Mr Paul Hopper	1,000,000	-	-	1,000,000	E	18 Nov 13	$0.075
Mr Peter Molloy	1,000,000	-	-	1,000,000	A	18 Nov 13	$0.075
Mr Peter Molloy	1,000,000	-	-	1,000,000	D	18 Nov 13	$0.075
Mr Peter Molloy	1,000,000	-	-	1,000,000	E	18 Nov 13	$0.075
DFCT Pty Ltd (i)	750,000	-	-	750,000	A	5 Dec 13	$0.30
DFCT Pty Ltd (i)	500,000	-	-	500,000	B	5 Dec 13	$0.35
DFCT Pty Ltd (i)	750,000	-	-	750,000	B	5 Dec 13	$0.40
Total	8,750,000	2,000,000	-	10,750,000			

(i) An entity associated with Mr. B Dulhunty.

A) Vested and exercisable.
B) Vest on meeting of operational milestones and exercisable thereafter.
C) Vest if Dr Altman remains a director until 26 November 2010. Exercisable on vesting.
D) Vest if Mr Hopper/Mr Molloy remains a director until 18 November 2010. Exercisable on vesting.
E) Vest if Mr Hopper/Mr Molloy remains a director until 18 November 2011. Exercisable on vesting.
F) 1,000,000 vested and exercisable immediately. 1,000,000 vest if Mr Dulhunty remains a director until 24 November 2010. Exercisable on vesting.

Directors' Report
for the year ended 30 June 2010

DIRECTORS' AND AUDITOR'S INDEMNIFICATION

The Company has Directors and Officers Liability Insurance. The policy indemnifies the Company for the wrongful act of a Director or Officer and reimburses the Company in respect of legal expenses incurred by Directors and Officers in the successful defence of actions.

NON-AUDIT SERVICES

Other compliance services were provided by Bentleys (Qld) Pty Ltd during the financial year. The fees were $4,290 (2009 - $9,020) for those services.

The Directors are satisfied that:

(a) the non-audit services provided during the financial year by Bentleys, Chartered Accountants as the external auditor were compatible with the general standard of independence for auditors imposed by the Corporations Act; and

(b) any non-audit services provided during the financial year by Bentleys, Chartered Accountants as the external auditor did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

   (i) all non-audit services are reviewed and approved by the Managing Director prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

   (ii) the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for Professional Accountants set by the Accounting Professional and Ethical Standards Board.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration for the year ended 30 June 2010 has been received and can be found on page 20.

Signed in accordance with a resolution of the Directors

Bryan Dulhunty
Managing Director
Dated: 31st August 2010

Corporate Governance Statement

for the year ended 30 June 2010

Viralytics is committed to implementing the highest possible standards of corporate governance. In determining what those high standards should involve, Viralytics has turned to the ASX Corporate Governance Council's *Corporate Governance Principles and Recommendations* (ASX Principles) and has a corporate governance framework that reflects those recommendations within the structure of the Company.

The Board of Viralytics has recently approved an updated series of policies and charters in line with the 30 June 2010 amendments to the ASX Principles. The Company's policies and charters together form the basis of the Company's governance framework.

Within this framework:

- the Board of Directors is accountable to shareholders for the performance of the Company;
- the Company's goals to achieve milestones are set and promulgated;
- the risks of the business are identified and managed; and
- the Company's established values and principles underpin the way in which it undertakes its operations.

The Company has in place an entrenched, well developed governance culture which has its foundations in the ethical values that the Board, management and staff bring to the Company and their commitment to positioning the Company as a leader in its field.

In certain instances, due to the size and stage of development of Viralytics and its operations, it may not be practicable or necessary to implement the ASX Principles in their entirety. In these instances Viralytics has identified the areas of divergence.

In accordance with its Shareholder Communications Policy, Viralytics will make its corporate governance policies and charters publicly available on its website (www.viralytics.com) in the near future.

1. Lay solid foundations for management and oversight

The Company has established the functions reserved to the Board and those delegated to senior executives.

The Board of Directors of Viralytics has the primary responsibility for guiding and monitoring the business and affairs of Viralytics including compliance with Viralytics' corporate governance objectives and for setting the strategic direction of the Company. The Board Charter confirms this responsibility and sets out the roles and responsibilities of the Board and the functions reserved to the Board. The Board Charter is available on the Company's website.

Corporate Governance Statement

for the year ended 30 June 2010

In carrying out its governance role, the main task of the Board is to oversee the performance of Viralytics. The Board is committed to Viralytics' compliance with all of its contractual, statutory, ethical and any other legal obligations, including the requirements of any regulatory body.

It is the role of senior management to manage Viralytics in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

The non-executive Directors annually assess the performance of the Managing Director and the Board as a whole undertake an annual assessment of the performance of all other senior executives. During the year the performance of the Managing Director and senior executives were assessed, areas for improvement were identified and strategies adopted to implement improvements.

2. Structure the board to add value

The Board is comprised of four Directors, including Bryan Dulhunty the Managing Director. Peter Molloy, Phillip Altman and the Chairman, Paul Hopper, are non-executive and considered independent by the Board. The Board considers that it is the approach and attitude of each non-executive Director which is critical in determining independence and this must be considered together with other relevant factors including those set out in the ASX Principles. The factors considered by the Board in assessing independence, including materiality thresholds, are included in the Board Charter which is available on the Company's website.

Further details about the Directors, including their tenure, skills, experience and expertise relevant to the position of director are set out in the Directors' Report.

The Chairman, Paul Hopper, is an independent Non-Executive Director and there is a clear division of responsibility between the Chairman and the Managing Director.

Due to the Board size and structure, the Company has not established Nomination, Remuneration or Audit Committees. The Directors believe performance of these sub-committees duties are more effectively dealt with by the Board at present.

The Board has considered and believes that there is currently an appropriate mix of skills, diversity and experience on the Board. As set out in the Board Charter, in selecting new directors, the Board will ensure that the candidate has the appropriate range of skills, experience, expertise and diversity that will best complement Board effectiveness. In addition, any candidate must confirm that they have the necessary time to devote to their Viralytics Board position.

The Board has recently undertaken a review assessing the performance of the Board as a whole. The Board's performance was measured against both qualitative and quantitative indicators. The objective of this evaluation was to identify strengths and weaknesses and provide best practice corporate governance to Viralytics. No individual performance reviews were undertaken during the period.

Individual Directors are entitled to obtain advice from independent external advisers in relation to any Board matter, at the expense of the Company, with the consent of the Chairman.

Corporate Governance Statement

for the year ended 30 June 2010

3. Promote ethical and responsible decision-making

Code of Conduct

To ensure that Viralytics maintains the highest standards of integrity, honesty and fairness in its dealings with all stakeholders, the Company has an established a formal Code of Conduct (Code). This Code acts as a guide for compliance with legal and other obligations to stakeholders. These stakeholders include customers, shareholders, employees, suppliers, business partners, the community and environment in which Viralytics operates.

All Viralytics employees (including Directors, employees, consultants, contactors, advisors and all other individuals that represent Viralytics) play an important role in establishing, maintaining and enhancing the reputation of Viralytics by ensuring high standards of ethics and behaviour are observed. Employees are required to comply with the Code, Viralytics policies and all applicable laws and report any genuine suspicions of non-compliance. A copy of this Code is available on the Company's website.

Diversity

The Company had recently updated its suite of governance policies in light of the 30 June 2010 amendments to the ASX Principles. The Company has reflected its policy on diversity throughout the suite of documents, in particular in the Company's Code of Conduct and Board Charter, not in a separate diversity policy.

The Board has not established measurable objectives for achieving gender diversity at present however the Board is committed to considering the issue of diversity at least annually. At present Viralytics has 17 employees (including consultants to the Company). Of these 11 are female. Of the four executive roles within the Company one is carried out by a female. There are currently no female board members.

Securities Trading Policy

Viralytics has a policy applying to all Directors, officers and employees of Viralytics relating to the prohibition against insider trading, and prescribes certain requirements for dealing in Viralytics' securities. A copy of this Policy is available on the Company's website.

4. Safeguard integrity in financial reporting

The Company has not established an audit committee as recommended by the ASX Principles as the Board believes that due to the small size of the Company this role is more effectively dealt with by the Board directly.

The Board discusses directly with the auditors, each half year and full year financial aspects of the Company.

Information about the procedure for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners are set out on the Company's website.

Corporate Governance Statement

for the year ended 30 June 2010

5. Make timely and balanced disclosure

The Company has established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance, including a Continuous Disclosure Policy and a Shareholder Communications Policy. A copy of the policies, ASX announcements and other publications are available on the Company's website.

6. Respect the rights of shareholders

As set out above the Company has a Continuous Disclosure Policy and a Shareholder Communications Policy to promote effective communication with shareholders and encourage their participation at general meetings. A copy of both policies is available on the Company's website.

7. Recognise and manage risk

The Company has established a system of risk oversight and management and internal control. The basis of this system is the Company's Risk Management Policy which formalises and communicates Viralytics' approach to the management of risk. A copy of the Policy is available on the Company's website.

The Board requires Management to design and implement the risk management and internal control system to manage the Company's material business risks and report to the Board regarding the management of those risks. The Board has received a statement in writing from the Managing Director attesting to the effectiveness of the Company's management of its material business risks.

The Board has received assurance from the Managing Director that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects.

8. Remunerate fairly and responsibly

The Company has not established a remuneration committee as recommended by the ASX Principles. The Board believes that due to the current development stage and size of the Company these matters are best handled by the Board itself.

The Remuneration Report and further details about the remuneration policy of Viralytics are set out in the Directors' Report. The Remuneration Report clearly distinguishes between the structure of Non-Executive Directors' remuneration and that of executives.

The Company's policy is to reward executives with a combination of fixed remuneration and equity incentives, structured to drive improvements in shareholder value.

Auditor's Independence Declaration

For the year ended 30 June 2010

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF VIRALYTICS LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2010 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.



Bentleys
Brisbane Partnership
Chartered Accountants



PM Power
Partner

27th August 2010
Brisbane

Viralytics Limited

Statement of Comprehensive Income

for the year ended 30 June 2010

	Note	2010 $	2009 $
Income			
Interest Income		44,291	76,884
Foreign Currency translation gains		17,416	-
Total Income		**61,707**	**76,884**
Expenses			
Research and development costs:			
Clinical trials		349,346	166,659
Research and development		1,412,394	1,423,616
Patents and related costs		157,235	184,041
Amortisation of intangibles		390,312	386,258
Depreciation		100,732	139,419
Impairment loss – Investment in CBio Ltd	8	-	672,000
Loss on sale of assets – Investment in CBio Ltd	8	20,019	-
Employee costs		891,328	881,621
Corporate compliance costs		308,280	355,725
Administration costs		545,282	425,792
Change in present value of convertible note	12	466,678	1,673
Finance costs			
Interest paid		21,735	5,299
Commission on convertible note		202,736	18,804
Foreign currency translation loss		-	1,420
Total Expenses		**4,866,077**	**4,662,327**
(Loss) from ordinary activities before income tax		**(4,804,370)**	**(4,585,443)**
Income tax expense	3	-	-
Total (loss) for the year, net of tax		**(4,804,370)**	**(4,585,443)**
Other comprehensive income		-	-
Total comprehensive income for the year, net of tax		**(4,804,370)**	**(4,585,443)**
Basic (Loss) cents per share	4	(1.3)	(1.6)
Diluted (Loss) cents per share	4	(1.3)	(1.6)

The accompanying notes form part of these financial statements.

Viralytics Limited

Statement of Financial Position

as at 30 June 2010

	Note	2010 $	2009 $
Current Assets			
Cash and cash equivalents		5,125,521	1,311,151
Trade and Other Receivables	5 (a)	200,362	132,838
Inventories	6	137,127	-
Total Current Assets		**5,463,010**	**1,443,989**
Non-Current Assets			
Security Deposits	5 (b)	12,252	16,500
Plant and equipment	7	78,936	176,023
Financial assets	8	-	528,000
Investments	9	-	-
Intangible assets	10	3,985,336	4,375,648
Total Non-Current Assets		**4,076,524**	**5,096,171**
Total Assets		**9,539,534**	**6,540,160**
Current Liabilities			
Trade and other payables	11	612,342	471,312
Borrowings	12	311,967	261,822
Other Financial Liabilities	13	900	914,842
Total Current Liabilities		**925,209**	**1,647,976**
Total Liabilities		**925,209**	**1,647,976**
Net Assets		**8,614,325**	**4,892,184**
Equity			
Issued Shares	14	50,710,276	43,661,149
Convertible Notes - Equity Component	12, 14	523,147	47,698
Reserves	15	2,178,167	1,176,231
Accumulated Losses		(44,797,265)	(39,992,894)
		8,614,325	**4,892,184**

The accompanying notes form part of these financial statements.

Statement of Changes In Equity

for the year ended 30 June 2010

	Note	2010 $	2009 $
Issued Shares			
Balance at beginning of year		43,661,149	42,997,901
Issue of share capital		1,528,450	836,678
Conversion of Convertible Notes		3,288,399	-
Exercise of Options	14	2,401,463	-
Cost of capital raising		(169,185)	(173,430)
Balance at the end of year	14	**50,710,276**	**43,661,149**
Convertible Notes - Equity Component			
Balance at beginning of year		47,698	-
Draw Down – Equity Component		475,449	47,698
Balance at the end of the year	12, 14	**523,147**	**47,698**
Reserves			
Balance at beginning of year		1,176,231	1,104,000
Share Option Based Compensation		1,001,936	72,231
Balance at the end of year	15	**2,178,167**	**1,176,231**
Accumulated Losses			
Balance at beginning of year		(39,992,895)	(35,407,451)
Total Comprehensive Income		(4,804,370)	(4,585,443)
Balance at the end of the year		**(44,797,265)**	**(39,992,894)**

The accompanying notes form part of these financial statements.

Statement of Cash Flows

for the year ended 30 June 2010

	Note	2010 $	2009 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(3,605,139)	(3,240,991)
Interest received		35,485	76,884
Interest paid		(21,730)	(4,537)
Net cash (used in) operating activities	17	**(3,591,384)**	**(3,168,645)**
Cash Flows from Investing Activities			
Proceeds from disposal of Investment in CBio Ltd	8	506,272	-
Acquisition of Intellectual Property		-	(102,044)
Decrease in Security Deposits		4,249	-
Purchase of equipment		(4,154)	-
Net cash (used in) investing activities		**506,367**	**(102,044)**
Cash Flows from Financing Activities			
Proceeds from issue of shares		1,518,450	716,678
Proceeds from issue of options		7,000	914,842
Proceeds from exercise of options		2,397,510	-
Draw down of convertible notes	12	3,365,073	306,427
Costs of fund raising		(388,646)	(203,365)
Net cash provided by financing activities		**6,899,387**	**1,734,582**
Net (decrease)/ increase in cash held		**3,814,370**	**(1,536,107)**
Cash at the beginning of the financial year		1,311,151	2,847,258
Closing cash at the end of the financial year		**5,125,521**	**1,311,151**

The accompanying notes form part of these financial statements

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers Viralytics Ltd. Viralytics Ltd is a listed public company, incorporated and domiciled in Australia. It complies with all International Financial Reporting Standards (IFRS) in their entirety.

The following is a summary of the material accounting policies adopted by Viralytics Ltd in the preparation of the financial report. The accounting policies have been consistently applied unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on the accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Going Concern

The financial report for the year ended 30 June 2010 is prepared on a going concern basis. Notwithstanding that the Company has a history of losses, the Company has access to cash on hand ($5.1 million at balance date) as well as the remaining US$2.75 million of the convertible note facility maturing in June 2012. The Directors consider that this facility provides the Company with access to sufficient funds to meet all of its foreseeable expenditure and debts as and when they fall due. If additional funding is needed, the Company may also be able to raise additional funds from the equity markets.

a) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b) Financial Instruments

Financial instruments that are in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

b) Financial Instruments continued

re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

Recognition and de-recognition

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

All regular way purchases and sales of financial assets are recognised on the trade date i.e., the date that the Company commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are de-recognised when the right to receive cash flows from the financial assets have expired or been transferred.

(i) Financial assets at fair value through profit or loss
Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term with the intention of making a profit. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the Statement of Financial Position.

(ii) Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in profit or loss when the investments are de-recognised or impaired, as well as through the amortisation process.

(iii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are de-recognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after balance date, which are classified as non-current.

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

b) Financial Instruments continued

(iv) Available-for-sale securities

Available-for-sale investments are those non-derivative financial assets, principally equity securities, that are designated as available-for-sale or are not classified as any of the three preceding categories. After initial recognition available-for sale securities are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is de-recognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business at year end. For investments with no active market, fair values are determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models making as much use of available and supportable market data as possible and keeping judgmental inputs to a minimum.

c) Impairment of Assets

At each reporting date, the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the statement of comprehensive income.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

d) Inventories

The Company is having manufactured a clinical grade batch of CAVATAK™ for the purposes of conducting Phase II clinical trials in future periods. The batch is not intended for sale to third parties. The batch is measured at the cost incurred at 30 June 2010. The amount will be expensed as the batches are consumed during trials.

e) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

e) Plant and Equipment continued

subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis over their useful lives on all plant and equipment. The major depreciation periods are:

Computer Equipment:	2-3 years	Furniture & Fittings:	5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate, at each year end date.

An asset's carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the statement of comprehensive income. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

f) Investments in Associates

The Company's investment in its associates is accounted for using the equity method of accounting. The associates are entities over which the Company has significant influence and that are neither subsidiaries nor joint ventures.

The Company generally deems they have significant influence if they have over 20% of the voting rights.

Under the equity method, investments in the associates are carried in the Statement of Financial Position at cost plus post-acquisition changes in the Company's share of net assets of the associates. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Company determines whether it is necessary to recognise any impairment loss with respect to the Company's net investment in associates.

The Company's share of its associates' post-acquisition profits or losses is recognised in the statement of comprehensive income, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment.

When the Company's share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables and loans, the Company does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

f) Investments in Associates

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

g) Intangible Assets

Patents

Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their remaining lives. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent such costs are expected beyond any reasonable doubt to be recoverable.

h) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

i) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

j) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers. Revenue from the rendering of a service is recognised upon the delivery of services. Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets. Dividend revenue is recognised when the right to receive a dividend has been established. All revenue is stated net of the amount of goods and services tax (GST).

k) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

l) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the year end date.

Deferred tax is ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the profit or loss except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Company will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

m) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Cash flows are included in the Statement of Cash Flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

n) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to comply with changes in presentation for the current year.

o) Foreign currency translation

(i) Functional and presentation currency
Both the functional and presentation currency of the Company is Australian dollars ($).

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

o) Foreign currency translation continued

(ii) Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the year end date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

p) Convertible notes

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the Statement of Financial Position, net of transaction costs.

On issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance cost.

The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Interest on the liability component of the instruments is recognised as an expense in profit or loss. Transaction costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

q) Key estimates

Impairment

The Company assesses impairment at each reporting date by evaluating conditions and events specific to the Company that may be indicative of impairment triggers. Recoverable amounts of relevant assets are reassessed using value-in-use calculations which incorporate various key assumptions. In 2009 an impairment loss was recognised on the investment in CBio Ltd, an unlisted public company in 2009. The impairment loss of $672,000 has reduced the carrying amount of this investment to $528,000 as at 30 June 2009. The investment was sold in 2010. Refer note 8.

r) Adoption of New and Revised Accounting Standards

During the current year the Company adopted all of the new and revised Australian Accounting Standards and Interpretations applicable to its operations which became mandatory.

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

r) Adoption of New and Revised Accounting Standards (continued)

The adoption of these standards has impacted the recognition, measurement and disclosure of certain transactions. The following is an explanation of the impact the adoption of these standards and interpretations has had on the financial statements of Viralytics Limited.

AASB 3: Business Combinations

In March 2008 the Australian Accounting Standards Board revised AASB 3 and as a result, some aspects of business combination accounting have changed. The changes apply only to business combinations which occur from 1 July 2009. The following is an overview of the key changes, however, as the Company was not involved in any business combinations during the period, there is no impact on the company's financial statements.

Recognition and measurement impact

Recognition of acquisition costs — the revised version of AASB 3 requires that all costs associated with a business combination be expensed in the period in which they were incurred. Previously such costs were capitalised as part of the cost of the business combination.

Measurement of contingent considerations — the revised AASB 3 requires that contingent considerations associated with a business combination be included as part of the cost of the business combination. They are recognised at the fair value of the payment calculated having regard to probability of settlement. Any subsequent changes in the fair value or probability of payment are recognised in the statement of comprehensive income except to the extent where they relate to conditions or events existing at acquisition date, in which case the consideration paid is adjusted. The previous version of AASB 3 allowed such changes to be recognised as a cost of the combination impacting goodwill.

Measurement of non-controlling interest — for each business combination, the acquirer must measure any non-controlling interest in the acquiree either at the fair value of the non-controlling interest (the full goodwill method) or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. Under the previous version of AASB 3 only the latter option was permitted.

Recognition of contingencies — the revised AASB 3 prohibits entities from recognising contingencies associated with a business combination, unless they meet the definition of a liability

Business combinations achieved in stages — the revised AASB 3 requires that where a business combination is achieved in stages, any previously held equity interest is to be re-measured to fair value and the resulting gain or loss, being the difference between fair value and historical cost, is to be recognised in the statement of comprehensive income. The previous version of AASB 3 accounted for each exchange transaction separately, using cost and fair value information at the date of each exchange to determine the amount of any goodwill associated with the acquisition. It was therefore possible to compare the cost of each individual investment with the fair value of identifiable net assets acquired at each step.

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

r) Adoption of New and Revised Accounting Standards (continued)

Disclosure impact

The revised AASB 3 contains a number of additional disclosure requirements not required by the previous version of AASB 3. The revised disclosures are designed to ensure that users of the Company's financial statements are able to understand the nature and financial impact of any business combinations on the financial statements.

AASB 8: Operating Segments

In February 2007 the Australian Accounting Standards Board issued AASB 8 which replaced AASB 114: Segment Reporting. As a result, some of the required operating segment disclosures have changed with the addition of a possible impact on the impairment testing of goodwill allocated to the cash generating units (CGUs) of the entity. Below is an overview of the key changes and the impact on the Company's financial statements.

Measurement impact

Identification and measurement of segments — AASB 8 requires the 'management approach' to the identification measurement and disclosure of operating segments. The 'management approach' requires that operating segments be identified on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker, for the purpose of allocating resources and assessing performance. This could also include the identification of operating segments which sell primarily or exclusively to other internal operating segments. Under AASB 114, segments were identified by business and geographical areas, and only segments deriving revenue from external sources were considered.

The adoption of the 'management approach' to segment reporting has resulted in the identification of reportable segments largely consistent with the prior year.

Under AASB 8, operating segments are determined based on management reports using the 'management approach', whereas under AASB 114 financial results of such segments were recognised and measured in accordance with Australian Accounting Standards. This has resulted in changes to the presentation of segment results, with inter-segment sales and expenses such as depreciation and impairment now being reported for each segment rather than in aggregate for total Company operations, as this is how they are reviewed by the chief operating decision maker.

Impairment testing of the segment's goodwill

AASB 136: Impairment of Assets (para. 80) requires that goodwill acquired in a business combination shall be allocated to each of the acquirer's CGUs, or Company of CGUs that are expected to benefit from the synergies of the combination. Each cash generating unit (CGU) which the goodwill is allocated to must represent the lowest level within the entity at which goodwill is monitored, however it cannot be larger than an operating segment. Therefore, due to the changes in the identification of segments, there is a risk that goodwill previously allocated to a CGU which was part of a larger segment could now be allocated across multiple segments if a segment had to be split as a result of changes to AASB 8.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

r) Adoption of New and Revised Accounting Standards (continued)

Management have considered the requirements of AASB 136 and determined the implementation of AASB 8 has not impacted the CGUs of each operating segment.

Disclosure impact
AASB 8 requires a number of additional quantitative and qualitative disclosures, not previously required under AASB 114, where such information is utilised by the chief operating decision maker. This information is now disclosed as part of the financial statements.

AASB 101: Presentation of Financial Statements
In September 2007 the Australian Accounting Standards Board revised AASB 101 and as a result, there have been changes to the presentation and disclosure of certain information within the financial statements. Below is an overview of the key changes and the impact on the Company's financial statements.

Disclosure impact

Terminology changes — the revised version of AASB 101 contains a number of terminology changes, including the amendment of the names of the primary financial statements.

Reporting changes in equity — the revised AASB 101 requires all changes in equity arising from transactions with owners, in their capacity as owners, to be presented separately from non-owner changes in equity. Owner changes in equity are to be presented in the statement of changes in equity, with non-owner changes in equity presented in the statement of comprehensive income. The previous version of AASB 101 required that owner changes in equity and other comprehensive income be presented in the statement of changes in equity.

Statement of comprehensive income — the revised AASB 101 requires all income and expenses to be presented in either one statement, the statement of comprehensive income, or two statements, an income statement and a statement of comprehensive income. The previous version of AASB 101 required only the presentation of a single income statement.

The Company's financial statements now contain a statement of comprehensive income.

Other comprehensive income — The revised version of AASB 101 introduces the concept of 'other comprehensive income' which comprises of income and expenses that are not recognised in profit or loss as required by other Australian Accounting Standards. Items of other comprehensive income are to be disclosed in the statement of comprehensive income. Entities are required to disclose the income tax relating to each component of other comprehensive income. The previous version of AASB 101 did not contain an equivalent concept.

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

s) New Accounting Standards for Application in Future Periods

The AASB has issued new and amended accounting standards and interpretations that have mandatory application dates for future reporting periods. The Company has decided against early adoption of these standards. A discussion of those future requirements and their impact on the Company follows:

AASB 9: Financial Instruments and AASB 2009–11: Amendments to Australian Accounting Standards arising from AASB 9 [AASB 1, 3, 4, 5, 7, 101, 102, 108, 112, 118, 121, 127, 128, 131, 132, 136, 139, 1023 & 1038 and Interpretations 10 & 12] (applicable for annual reporting periods commencing on or after 1 January 2013).

These standards are applicable retrospectively and amend the classification and measurement of financial assets. The Company has not yet determined the potential impact on the financial statements.

The changes made to accounting requirements include:

- simplifying the classifications of financial assets into those carried at amortised cost and those carried at fair value;
- simplifying the requirements for embedded derivatives;
- removing the tainting rules associated with held-to-maturity assets;
- removing the requirements to separate and fair value embedded derivatives for financial assets carried at amortised cost;
- allowing an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument; and
- reclassifying financial assets where there is a change in an entity's business model as they are initially classified based on:
  a. the objective of the entity's business model for managing the financial assets; and
  b. the characteristics of the contractual cash flows.

AASB 124: Related Party Disclosures (applicable for annual reporting periods commencing on or after 1 January 2011). This standard removes the requirement for government related entities to disclose details of all transactions with the government and other government related entities and clarifies the definition of a related party to remove inconsistencies and simplify the structure of the standard. No changes are expected to materially affect the Company.

AASB 2009–4: Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 2 and AASB 138 and AASB Interpretations 9 & 16] (applicable for annual reporting periods commencing from 1 July 2009) and AASB 2009-5: Further

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

s) New Accounting Standards for Application in Future Periods (continued)

Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 5, 8, 101, 107, 117, 118, 136 & 139] (applicable for annual reporting periods commencing from 1 January 2010).

These standards detail numerous non-urgent but necessary changes to accounting standards arising from the IASB's annual improvements project. No changes are expected to materially affect the Company.

AASB 2009–8: Amendments to Australian Accounting Standards - Company Cash-settled Share-based Payment Transactions [AASB 2] (applicable for annual reporting periods commencing on or after 1 January 2010).

These amendments clarify the accounting for Company cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when the entity has no obligation to settle the share-based payment transaction. The amendments incorporate the requirements previously included in Interpretation 8 and Interpretation 11 and as a consequence, these two Interpretations are superseded by the amendments. These amendments are not expected to impact the Company.

AASB 2009–9: Amendments to Australian Accounting Standards - Additional Exemptions for First-time Adopters [AASB 1] (applicable for annual reporting periods commencing on or after 1 January 2010).

These amendments specify requirements for entities using the full cost method in place of the retrospective application of Australian Accounting Standards for oil and gas assets, and exempt entities with existing leasing contracts from reassessing the classification of those contracts in accordance with Interpretation 4 when the application of their previous accounting policies would have given the same outcome. These amendments are not expected to impact the Company.

AASB 2009–10: Amendments to Australian Accounting Standards - Classification of Rights Issues [AASB 132] (applicable for annual reporting periods commencing on or after 1 February 2010).

These amendments clarify that rights, options or warrants to acquire a fixed number of an entity's own equity instruments for a fixed amount in any currency are equity instruments if the entity offers the rights, options or warrants pro-rata to all existing owners of the same class of its own non-derivative equity instruments. These amendments are not expected to impact the Company.

Notes to the Financial Statements

for the year ended 30 June 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

s) New Accounting Standards for Application in Future Periods (continued)

AASB 2009–12: Amendments to Australian Accounting Standards [AASBs 5, 8, 108, 110, 112, 119, 133, 137, 139, 1023 & 1031 and Interpretations 2, 4, 16, 1039 & 1052] (applicable for annual reporting periods commencing on or after 1 January 2011).

This standard makes a number of editorial amendments to a range of Australian Accounting Standards and Interpretations, including amendments to reflect changes made to the text of International Financial Reporting Standards by the IASB. The standard also amends AASB 8 to require entities to exercise judgment in assessing whether a government and entities known to be under the control of that government are considered a single customer for the purposes of certain operating segment disclosures. These amendments are not expected to impact the Company.

AASB 2009–13: Amendments to Australian Accounting Standards arising from Interpretation 19 [AASB 1] (applicable for annual reporting periods commencing on or after 1 July 2010).

This standard makes amendments to AASB 1 arising from the issue of Interpretation 19. The amendments allow a first-time adopter to apply the transitional provisions in Interpretation 19. This standard is not expected to impact the Company.

AASB 2009–14: Amendments to Australian Interpretation Prepayments of a Minimum Funding Requirement [AASB Interpretation 14] (applicable for annual reporting periods commencing on or after 1 January 2011).

This standard amends Interpretation 14 to address unintended consequences that can arise from the previous accounting requirements when an entity prepays future contributions into a defined benefit pension plan. This standard is not expected to impact the Company.

AASB Interpretation 19: Extinguishing Financial Liabilities with Equity Instruments (applicable for annual reporting periods commencing on or after 1 July 2010).

This Interpretation deals with how a debtor would account for the extinguishment of a liability through the issue of equity instruments. The Interpretation states that the issue of equity should be treated as the consideration paid to extinguish the liability, and the equity instruments issued should be recognised at their fair value unless fair value cannot be measured reliably in which case they shall be measured at the fair value of the liability extinguished. The Interpretation deals with situations where either partial or full settlement of the liability has occurred. This Interpretation is not expected to impact the Company.

The Company does not anticipate the early adoption of any of the above Australian Accounting Standards.

Notes to the Financial Statements

for the year ended 30 June 2010

	2010	2009
	$	$
2. PROFIT/LOSS) FROM ORDINARY ACTIVITIES		
Comprehensive (loss) from ordinary activities before income tax includes the following expenses:		
Remuneration of the auditor of the parent entity		
auditing and reviewing the financial reports	29,200	39,400
other services	4,290	9,020
	33,490	48,420

	2010	2009
3. INCOME TAX		
The prima facie tax on the (loss) from ordinary activities before income tax is reconciled to the income tax as follows		
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30% (2009 – 30%)	(1,441,311)	(1,375,633)
Add Tax effect of:		
- non- deductible legal fees	-	43,578
- entertainment	7,300	-
- non-deductible diminution in value of investment - CBio	-	201,600
- non-deductible amortization of intellectual property	117,094	115,877
Future Income tax benefit (recognised)/ not recognised	1,316,917	1,014,578
Income tax benefit attributable to loss from ordinary activities before income tax	-	-

Franking Account balance is nil (2009: nil).

The Directors estimate the potential future income tax benefit not brought to account at 30 June 2010 in respect of tax losses from the Virotherapy project is approximately $25 million.

Additional carry forward tax losses dating back to 1986 and totalling $3.7 million are also potentially available to the Company. Less certainty exists as to whether these remain deductible, due to the tax office definition of continuity of same business test applied by the Australian Taxation Office. The benefit for tax losses will only be obtained if:

- the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;
- the Company continues to comply with the conditions for deductibility imposed by tax legislation; and
- no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

	2010	2009
	$	$
4. EARNINGS PER SHARE	**cents**	**cents**
Basic earnings (loss) cents per share	(1.3)	(1.6)
Diluted earnings (loss) cents per share	(1.3)	(1.6)
Income and share data used in the calculations of basic and diluted earnings per share		
Net Profit/(Loss)	(4,804,370)	(4,585,443)
	Number	**Number**
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	362,252,829	291,157,723
Effect of dilutive securities	-	-
Adjusted weighted average number of Ordinary shares and potential ordinary shares used in calculating diluted earnings per share (i)	362,252,829	291,157,723

(i) As at the balance date, there are 16,520,000 (2009 - 18,570,000) share options on issue and approximately 11,500,000 (2009 - 12,500,000) potential shares which may be issued upon conversion of outstanding Convertible Notes assuming a share price of 3.7 cents (2009 - 3 cents), giving a total potential shares which may be issued of 28,020,000 (2009: 31,070,000) . These potential ordinary shares have not been taken into account when calculating the diluted loss per share due to their anti-dilutive nature.

5. TRADE AND OTHER RECEIVABLES

	2010	2009
a) Current		
Prepayments	122,456	76,709
Interest Receivable	8,806	-
GST Receivable	63,320	56,129
Other	5,780	-
	200,362	**132,838**
b) Non-Current		
Security Deposit	**12,252**	**16,500**

Notes to the Financial Statements

for the year ended 30 June 2010

	2010	2009
	$	$
6. INVENTORIES		
Stock held for trials	**137,127**	-

The company is having manufactured a clinical grade batch of CAVATAK™ for the purposes of conducting Phase II clinical trials in future periods. The batch is not intended for sale to third parties. The batch is measured at the cost incurred at 30 June 2010. The amount will be expensed as the batches are consumed during trials.

	2010	2009
7. PLANT AND EQUIPMENT		
Plant & Equipment – at Cost	845,518	846,243
Accumulated Depreciation	(766,582)	(670,220)
	78,936	**176,023**
Movements in Carrying Amounts		
Balance at beginning of period	176,023	313,118
Additions	3,708	2,451
Disposals at WDV	(63)	(127)
Depreciation expense	(100,732)	(139,419)
Balance at end of period	**78,936**	**176,023**

	2010	2009
8. FINANCIAL ASSETS		
Available-for-sale financial assets	-	**528,000**
Investment in unlisted entity at fair value - CBio Ltd:		
Balance at beginning of year	-	1,200,000
Impairment loss	-	(672,000)
Balance at end of year	-	**528,000**

On 15 February 2010 CBio Ltd (CBio) was listed on the Australian Securities Exchange. On 3 March 2010, in accordance with previously stated policy, the Company completed the divestment of its holding in CBio. Proceeds from the sale of the shares totalled $506,272 (42.2 cents per share). This resulted in a loss on sale of $20,019 after brokerage costs.

The Directors of Viralytics previously set the share value of the investment in CBio at 44 cents per share, or $528,000 in total. This was derived from a carrying value of 50 cents per share, discounted by the 8% coupon rate for the period up to 31 December 2010.

Notes to the Financial Statements

for the year ended 30 June 2010

	2010 $	2009 $
9. INVESTMENTS		
Accounted For Using The Equity Method		
InJet Digital Aerosols Ltd – Unlisted (IDAL)	-	-

IDAL is an unlisted Australian public company. Viralytics Ltd has an investment in IDAL of $630,000. This represents 44.5% of the issued capital of IDAL (2009 – 44.9%).

IDAL has a license agreement with Canon Inc of Japan. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL has received an upfront payment and is entitled to royalties on future commercialisation of the product by Canon. Under the agreement, Canon is responsible for completing the development, clinical trialling and regulatory approval necessary to get the technology to market.

InJet Digital Aerosols Limited advised its shareholders on 31 May 2010 that in 2009 Canon had placed on hold the project for the development of an inhalation device using the licensed Inject technology.

Viralytics has recognised the losses attributable to the associate in prior years to the extent of this investment. Consequently, the carrying value of the investment is nil (2009 – nil). Due to this, many of the disclosure requirements under AASB 128: Investments in Associates are not applicable. The unrecognised losses of IDAL, both for the period and cumulatively, are presented below. IDAL is incorporated in Australia.

	2010 $	2009 $
Unrecognised losses at beginning of year	(441,094)	(324,583)
Share of losses not taken up	(72,382)	(116,511)
Unrecognised losses at end of year	(513,476)	(441,094)

If IDAL subsequently reports profits, Viralytics will resume recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

10. INTANGIBLE ASSETS	2010 $	2009 $
Intellectual Property-Virotherapy	8,605,532	8,605,532
Accumulated amortisation	(4,620,196)	(4,229,884)
	3,985,336	**4,375,648**

Notes to the Financial Statements

for the year ended 30 June 2010

	2010	2009
	$	$
Movements in carrying value		
Balance at beginning of year	4,375,648	4,667,174
Additions (Coxsackie Europe Patent)	-	94,732
Less: Accumulated amortisation	(390,312)	(386,258)
Balance at end of year	**3,985,336**	**4,375,648**

The Virotherapy Intellectual Property has been brought to account at cost of acquisition. The value of the Intellectual Property is being written off over the life of the shortest patent (14 years) with 10 years remaining.

11. TRADE & OTHER PAYABLES

Current		
Trade payables	191,789	125,351
Sundry payables and accrued expenses	342,123	299,649
Employee entitlements	77,663	45,550
Interest payable	767	762
	612,342	**471,312**

12. BORROWINGS

Convertible Note – Debt portion	**311,967**	**261,822**

The Company entered into a convertible note facility with La Jolla Cove Investors, Inc. (a non related entity) on 9 June 2009 to provide up to US$6 million in funding over 2 years. As at 30 June 2010 the Company had drawn down US$3,250,000 (2009 - US$250,000) under this facility.

The key terms of the convertible note facility are:

- The facility comprises up to four (4) US$1.5 million convertible notes, each with a duration of 2 years from the first drawdown of the relevant convertible note.
- Funds are to be drawn down by Viralytics on the basis of US$250,000 per month.
- The notes bear interest payable to the holder at an interest rate of 4.75% (calculated on the outstanding principal amount).
- The notes must be repaid upon maturity unless converted to ordinary shares within the terms of the notes. The notes can be converted at the election of the holder (or upon default triggers) at the lesser of A$0.50 per share or an 18% discount to the value weighted average price calculated at conversion.
- The level of funding potentially available is subject to ongoing compliance with applicable terms and conditions.

12. BORROWINGS

		2010 $	2009 $

International and Australian accounting standards classify the convertible note as a 'complex financial instrument'. Consequently the convertible note is split into a debt and equity component based on the present value of its cash flows to the maturity date. The debt versus equity component was calculated using a 13% (2009 - 13%) discount factor.

Movement in Convertible Note - Debt Portion		2010 $	2009 $
Balance at beginning of year of debt portion		261,822	-
Cash received from draw downs		3,365,073	306,427
Converted to fully paid ordinary shares	Note 14	(3,288,399)	-
		338,496	306,427
Equity component of draw down	Note 14	(475,449)	(47,698)
Change in present value of debt component		466,678	1,673
Foreign exchange (gain)/loss		(17,758)	1,420
Balance at end of year of debt portion		**311,967**	**261,822**

Reconciliation of Borrowings to Amount Repayable Under Convertible Note:

	2010 US$	2009 US$	2010 A$	2009 A$
Convertible Note – Debt portion	265,889	212,793	311,967	261,822
Add: Equity portion	29,345	37,207	34,430	47,698
Convertible Note – amount repayable	**295,234**	**250,000**	**346,397**	**309,520**

13. OTHER LIABILITIES

Funds received for Securities not yet issued	2010 $	2009 $
Options rights issue funds received	-	914,842
Ordinary share issue funds received	900	-
	900	**914,842**

The 2009 balance represents application monies received for an Options Rights Issue, for which options which had yet to be issued. Until the options were issued these funds were potentially refundable, and therefore required to be shown as a liability. On 5 July 2009 the options were issued and the liability was extinguished and transferred to the Company's equity account.

Notes to the Financial Statements

for the year ended 30 June 2010

14. ISSUED CAPITAL		2010 $	2009 $	2010 Number	2009 Number
Fully Paid Ordinary shares	(a)	50,710,276	43,661,149	508,011,574	302,138,460
Equity instruments Convertible to Ordinary Shares:					
Convertible Notes (equity component)	(b)	523,147	47,698	3	1
Listed Options	(c)	-	-	-	-
Unlisted Options					
Employee	(d)	-	-	20,000	1,020,000
Other	(e)	-	-	16,500,000	17,550,000
		51,233,423	**43,708,847**		

(a) Fully Paid Ordinary shares

Movements in Fully Paid Ordinary shares:

		2010 $	2009 $	2010 Number	2009 Number
Balance at beginning of year		43,661,149	42,997,901	302,138,460	281,221,504
Shares Issued during the year					
Share Purchase Plan (i)		-	716,678	-	17,916,956
Share Placement (ii)		1,528,450	120,000	28,813,934	3,000,000
Cost of fund raising		(169,185)	(173,430)	-	-
Exercise of Options		2,401,463	-	80,048,771	-
Conversion of Convertible Notes	Note 13	3,288,399	-	97,010,409	-
Balance at end of year		50,710,276	43,661,149	508,011,574	302,138,460

(i) 2009 Share Purchase Plan – shares issued at 4 cents per share

(ii) 2009 Share Placement – 3,000,000 shares issued at 4 cents per share

2010 Share Placements:

25 Mar 2010 - 28,650,000 shares at 5.3 cents per share totalling $1,518,400

17 Mar 2010 - 163,934 shares at 6.1 cents per share totalling $10,000

14. ISSUED CAPITAL (CONTINUED)

Terms and conditions of ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. At shareholder's meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(b) Convertible Notes (equity component)

As at the balance date, there are approximately 11,500,000 (2009 - 12,500,000) potential shares which may be issued upon conversion of outstanding Convertible Notes, assuming a share price of 3.7 cents (2009 - 3 cents). Refer note 12 for further information.

(c) Listed Options	2010 Number	2009 Number
Movements during the year:		
Balance at beginning of year	-	-
Issued	92,184,219	-
Exercised	(80,048,771)	-
Expired	(12,135,448)	-
Balance at end of year	-	-

Terms: Issue price 1 cent, exercise price 3 cents, expiry date 29 June 2010. ASX code: VLAO.

(d) Unlisted Options - Employee share scheme

	2010 Number	2009 Number
Movements during the year:		
At the beginning of the reporting period	1,020,000	1,120,000
Options expired during the year	(1,000,000)	(100,000)
At the end of the reporting period	20,000	1,020,000

The remaining 20,000 options were issued on 18 April 2001 with an expiry date of 17 April 2011 and exercise price of 35 cents. Employee share scheme options are issued on the following terms:

1) each option entitles the participant to acquire an un-issued ordinary share in the Company;
2) allocations of options will be limited to 5% of issued shares in the Company;
3) options are unlisted and are not transferable;
4) options not exercised within the prescribed period will lapse;
5) each option has no voting or dividend rights; upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made *pro rata* to other shareholders. Where the Company raises capital by way of a *pro rata* rights issue to shareholders, there is a proportional adjustment made to the options price.

14. ISSUED CAPITAL (CONTINUED)

(e) Unlisted Options – Other (continued)	2010 Number	2009 Number
Movements during the year		
Number at the beginning of the period	17,550,000	11,800,000
Issued	6,000,000	6,750,000
Expired	(7,050,000)	(1,000,000)
Number at the end of the reporting period	**16,500,000**	**17,550,000**

Expiry Date	Opening Balance	Issued during Year	Expired during year	Closing Balance	Exercise Price
18 Nov 09	4,600,000	-	4,600,000	-	-
18 Nov 09	1,000,000	-	1,000,000	-	-
18 Nov 09	1,000,000	-	1,000,000	-	-
13 Jun 10	150,000	-	150,000	-	-
13 Jun 10	150,000	-	150,000	-	-
13 Jun 10	150,000	-	150,000	-	-
4 Apr 12	1,000,000	-	-	1,000,000	$0.40
24 Nov 12 (c)	-	1,000,000		1,000,000	$0.046
24 Nov 12 (c)	-	1,000,000		1,000,000	$0.046
26 Nov 12 (a)	250,000	-	-	250,000	$0.20
26 Nov 12 (a)	250,000	-	-	250,000	$0.25
26 Nov 12(a)	250,000	-	-	250,000	$0.30
18 March 13	250,000	-	-	250,000	$0.20
18 March 13	500,000	-	-	500,000	$0.30
18 Nov 13 (b)	6,000,000	-	-	6,000,000	$0.075
5 Dec 13	750,000	-	-	750,000	$0.30
5 Dec 13	500,000	-	-	500,000	$0.35
5 Dec 13	750,000	-	-	750,000	$0.40
30 Jun 15 (d)	-	4,000,000	-	4,000,000	$0.065
	17,550,000	**6,000,000**	**7,050,000**	**16,500,000**	

Notes to the Financial Statements

for the year ended 30 June 2010

14. ISSUED CAPITAL (CONTINUED)

(c) Unlisted Options – Other (Continued)

The following terms and conditions apply to all other unlisted options issued:

- Options issued entitle the holder to acquire an unissued ordinary share in the Company;
- Options are unlisted and not transferable;
- Options not exercised in the prescribed period will lapse;
- Each option has no voting or dividend right;
- All options issued were issued free of charge;

The following terms and conditions apply to specific other unlisted options issued as indicated:

(a) At the Annual General Meeting held on 27 November 2007, shareholders granted to Dr Phillip Altman, a Director of Viralytics Limited 750,000 options. One third of these options vests during the financial years ending 30 June 2009, 2010 and 2011 at exercise prices of 20 cents, 25 cents and 30 cents respectively per option. All options have an expiry date of 26 November 2012 subject to the director remaining in office until the vesting date;

(b) At the Annual General Meeting held on 24 November 2008, shareholders granted to Mr Paul Hopper and Mr Peter Molloy 3,000,000 options each. One third of these options vests on 18 November 2009, 2010 and 2011. All options have an expiry date of 18 November 2013 subject to those directors remaining in office until the vesting date;

(c) At the Annual General Meeting held on 24 November 2009, shareholders granted to Mr Bryan Dulhunty 2,000,000 options. One half of these options vests on 24 November 2010. The other half vested immediately. All options have an expiry date of 24 November 2012 subject to Mr Dulhunty remaining in office until the vesting date.

(d) On 30 June 2010 the Company granted to Ass. Prof. Darren Shafren 4,000,000 options at an exercise price of 6.5 cents. The options expire on 30 June 2015. The options vest upon achieving specified milestones. To maximise flexibility for future fundraisings under Listing Rule 7.1 ('15% limit'), it is anticipated that shareholders will be asked to provide 'refresher' approval of the issue at the 2010 Annual General Meeeting.

If all unlisted options were exercised in accordance with their terms of issue, 16,520,000 shares would be issued (2009: 18,570,000) and Contributed Equity would increase by $2.3 million (2009: $4.0 million).

(d) Equity issued subsequent to year end

- Subsequent to 30 June 2010 and up to the date of this report, the holder of the convertible notes has converted US$306,725 into 11,569,940 fully paid ordinary shares.
- On 8 July 2010 the Company issued 12,095,448 shares at 4 cents per share raising $0.5 million. This was on the exercise of a put/call option issued on 25 March 2010 to enable fund raising to complement funds raised via the issue of the VLAO class listed options.
- On 8 July 2010 the Company issued 375,715 shares on the exercise of $0.03 cent options in respect of cheques received late for exercise of VLAO class options.

Notes to the Financial Statements

for the year ended 30 June 2010

15. RESERVES	2010 $	2009 $
Share Options reserve	2,178,167	1,176,231
Total	**2,178,167**	**1,176,231**

Movements in Reserves:		
Share Option reserve		
Balance at beginning of year	1,176,231	1,104,000
Allotment of Listed Options (VLAO) (i)		
Cash received 2009	914,842	-
Cash received 2010	7,000	-
Share based compensation	80,094	72,231
Balance at end of year	**2,178,167**	**1,176,231**

(i) Terms: Issue price 1 cent, exercise price 3 cents, expiry date 29 June 2010.

The Options reserve records items recognised as an expense on payment of share-based consideration.

16. SEGMENT INFORMATION

Viralytics Ltd operates in only one business segment – biotechnology. The activities of the Company take place principally in Australia.

Notes to the Financial Statements

for the year ended 30 June 2010

17. CASH FLOW INFORMATION

	2010 $	2009 $
Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax:		
Net Cash Inflow/(Outflow) from Operating Activities	(3,591,384)	(3,168,645)
Financing Cash flows expensed in statement of comprehensive income:		
Finance costs	(219,391)	(18,804)
Non Cash items in Total Comprehensive Income:		
Provision for diminution of Investment	-	(672,000)
Loss on disposal of investment	(20,019)	-
Depreciation	(100,732)	(139,419)
Amortisation	(390,312)	(386,258)
Loss on disposal of assets	(63)	(127)
Option Based Compensation	(80,094)	(72,231)
Interest on present value of convertible note debt	(466,678)	-
Shares issued in lieu of cash	(10,000)	(120,000)
Unrealised currency gain/(loss)	17,688	(3,116)
Changes in Assets and liabilities:		
(Decrease)/increase in Trade and Other Receivables	60,963	(844)
(Decrease)/increase in Inventory	137,127	-
(Increase)/decrease in Accounts Payable	(141,475)	(3,999)
Loss from ordinary activities after Income Tax	**(4,804,370)**	**(4,585,443)**

Financing Facilities: The company has a US$6 million convertible note facility (refer note 12). As of 30 June 2010, US$3.25 million of this facility had been drawn down. There are no other credit standby arrangements or used or unused loan facilities.

18. CAPITAL AND LEASING COMMITMENTS

Operating Lease Commitments

Non-cancellable operating lease contracted for but not capitalised in the financial statements payable		
- not later than 12 months	48,996	42,640
- later than 12 months but not later than 5 years	65,328	-
	114,324	42,640

The Operating lease commitments relate to the lease of the office facilities, which have a currency of three years with an option to renew for a further 3 years. In addition to the rentals payable, the lessee is responsible for defined outgoings and the rent is subject to annual review.

Notes to the Financial Statements

for the year ended 30 June 2010

19. FINANCIAL INSTRUMENTS

a. Financial Risk Management Policies

The Company's financial instruments consist mainly of deposits with banks, short-term investments, accounts receivable and payable and convertible notes. The main purpose of non-derivative financial instruments is to raise finance for Company operations. The Company does not have any derivative instruments at 30 June 2010.

i. Treasury Risk Management: The Board of Directors meet on a regular basis to analyse financial risk exposure and to evaluate treasury management strategies in the context of the most recent economic conditions and forecasts.

The Board's overall risk management strategy seeks to assist the Company in meeting its financial targets, whilst minimising potential adverse effects on financial performance.

ii. Financial Risk Exposures and Management: The main risks the Company is exposed to through its financial instruments are interest rate risk, liquidity risk and credit risk.

iii. Interest rate risk: The Company is not exposed to fluctuations in interest rates as the interest rates on interest bearing financial liabilities are fixed for the duration of the facility. The Company holds interest-bearing financial assets however interest rate risk is immaterial.

iv: Foreign currency risk: The Company is principally exposed to the US$ /A$ exchange rate through its convertible note facility which is denominated in US$. At 30 June 2010, the Company had drawn down US$295,000 from this facility. Interest is payable on a monthly basis and the principal is payable in June 2011 at the prevailing foreign exchange rates. The Company also, from time to time, contracts development work to foreign companies. At 30 June 2010 the Company had no significant foreign currency risk. The Company does not hedge its foreign currency exposure.

v: Liquidity risk: Liquidity risk arises from the financial liabilities of the Company and the Company's subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Company manages liquidity risk by monitoring forecast cash flows.

vi: Credit risk: The maximum exposure to credit risk at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the Statement of Financial Position and notes to the financial statements. There are no material amounts of collateral held as security at 30 June 2010. Credit risk is managed and reviewed regularly by the directors. The Company does not have any material credit risk exposure to any single receivable or company of receivables under financial instruments entered into by the Company.

vii: Price risk: The Company is not exposed to any material commodity price risk.

Notes to the Financial Statements

for the year ended 30 June 2010

19. FINANCIAL INSTRUMENTS continued

b. Financial Instrument Composition and Maturity Analysis

The tables below reflect the undiscounted contractual settlement terms for financial instruments of a fixed period of maturity, as well as management's expectations of the settlement period for all other financial instruments. As such, the amounts may not reconcile to the Statement of Financial Position.

	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest Rate Maturing		Non-interest Bearing	Total
			Within 1 Year	1 to 5 Years		
Financial Assets	%	$	$	$	$	$
2010						
Cash and cash equivalents	2.40	3,124,843	2,000,000	-	678	5,125,520
Receivables	3.70	-	12,252	-	75,758	88,010
Investments	-	-	-	-	-	-
		3,124,843	2,012,252	-	76,436	5,213,530
2009						
Cash and cash equivalents	0.88	1,310,721	-	-	430	1,311,151
Receivables	3.70	-	16,500	-	56,129	72,629
Investments	-	-	-	-	528,000	528,000
		1,310,721	16,500	-	584,559	1,911,780
Financial Liabilities						
2010						
Trade and sundry payables	-	-	-	-	612,341	612,341
Convertible notes	4.75	-	-	346,397	-	346,397
		-	-	346,397	612,341	958,738
2009						
Trade and sundry payables	-	-	-	-	471,312	471,312
Convertible notes	4.75	-	-	309,520	-	309,520
		-	-	309,520	471,312	780,832

Trade and other payables are expected to be paid within 60 days.

c. Net Fair Values

The carrying amount for all financial assets and liabilities, except for investments in unlisted companies, is a reasonable approximation of fair value. Investments in unlisted companies that do not have a quoted market price in an active market are measured at cost less impairment losses in accordance with AASB139 because their fair value cannot be reliably measured. Refer to note 8.

19. FINANCIAL INSTRUMENTS (CONTINUED)

Sensitivity Analysis

The Company has performed a sensitivity analysis relating to its exposure to changes in interest and foreign exchange rates at balance date. This sensitivity analysis demonstrates the effect on the current year results and equity which could result from a change in these risks.

		2010 $	2009 $
Increase or decrease in interest rate by 1% - Change in profit and equity	+/-	51,000	13,000
Increase or decrease in US$ /A$ foreign exchange rate by 1 cents - Change in profit and equity	+/-	2,000	3,800

The above sensitivity analysis has been performed on the assumption that all other variables remain unchanged.

d) Capital Management

The Company manages its capital to ensure that it will be able to fund its operations in the research and development of Virotherapy technologies and continue as a going concern. The Company's overall strategy remains unchanged from 2009.

The capital structure of the Company consists of cash and cash equivalents and equity, comprising issued capital and reserves, as disclosed in note 14.

The Directors monitor the Company's capital on a continuous basis, considering when to engage in capital raising activities based on market conditions and future resource requirements.

20. CONTINGENT LIABILITIES

Viralytics Ltd, guarantees the performance of the obligations of InJet Digital Aerosols Limited (refer to Note 9) in the license agreement between Canon Inc and InJet Digital Aerosols Limited. The guarantee relates to an initial amount of $1 million and other non-specified amounts.

InJet Digital Aerosols Limited advised its shareholders on 31 May 2010 that in 2009 Canon Inc had placed on hold the project for the development of an inhalation device using the licensed InJet technology. No legal advice has been sought as to the effect on the guarantee of this decision, but the action by Canon Inc would appear to limit any potential claim they could make if they were to invoke the guarantee.

At the date of this report there are no other known contingent liabilities.

21. RELATED PARTY TRANSACTIONS

a) Share Transactions of Directors

Details of directors' holdings and transactions in equity securities of the Company are detailed in the Remuneration Report contained in the Directors' Report.

b) Other Transactions with Directors

Directors receive a fixed director's fee. If any director performs additional services for the Company they are paid a fee based on normal commercial terms. There were no additional paid services provided by Directors during the year. Any payments are detailed in the Remuneration Report contained within the Directors' Report.

c) Transactions with Director-Related Entities – Current Directors

Dr Phillip Altman: Dr Phillip Altman is a Director of Altman Biomedical Consulting Pty Ltd. Altman Biomedical Consulting Pty Ltd provided consulting services to Viralytics up to 31 December 2008. Subsequent to this date, to permit Dr Altman to operate as an Independent Non executive director as recommended by ASX Principles, these services were sourced with an independent consultant or conducted internally. No fee (2009 - $62,869) was paid to Altman Biomedical Consulting Pty Ltd during the current year.

d) Transactions with Director-Related Entities – Former Directors

Associate Prof Darren Shafren: Associate Prof Darren Shafren received consulting fees of $220,000 in 2009 (when he was a director of the company) from Newcastle Innovations Limited (the commercial arm of the University of Newcastle) for his work performed as part of the research and development agreement held with Viralytics. He was not a director during the year ended 30 June 2010.

22. EVENTS SUBSEQUENT TO REPORTING DATE

The following events have occurred since reporting date:

- drawdown of a further US$500k under the convertible note facility;
- issue of 12,095,448 shares at $0.04 per share on 8 July 2010 from the exercise of the call/put option announced to the market on 25 March 2010;
- issue of 375,715 shares on 8 July 2010 from the excise of options with an exercise price of 3 cents; and
- conversion of US$306,725 of the convertible note into 11,569,940 ordinary listed shares.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years. The financial report was authorised for issue by the Directors on the date that the Directors' declaration was signed.

23. CORPORATE STRUCTURE

Viralytics Ltd is a company limited by shares that is incorporated and domiciled in Australia. It owns 44.5% of InJet Digital Aerosols Ltd which was equity accounted during the year.

Directors' Declaration

for the year ended 30 June 2010

The Directors of the Company declare that:

The financial statements and notes as set out on pages 21 to 54 of the Company are in accordance with the Corporations Act 2001, and:

(a) comply with Australian Accounting Standards and Corporations Regulations 2001;
(b) give a true and fair view of the financial position as at 30 June 2010 and of the performance for the year ended on that date of the Company; and
(c) the financial report also complies with International Financial Reporting Standards as described in Note 1.

the Managing Director has declared that:

(a) the financial records of the Company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001;
(b) the financial statements, and notes for the financial year comply with the Accounting Standards; and
(c) the financial statements and notes for the financial year give a true and fair view.

In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Bryan Dulhunty
Managing Director

Signed: 31 August 2010

Viralytics Limited

Independent Auditor's Report

To The Members of Viralytics Ltd

for the year ended 30 June 2010

Report on the Financial Report

We have audited the accompanying financial report ("financial report") of Viralytics Limited (the company"), which comprises the Statement of Financial Position as at 30 June 2010 and the statement of comprehensive income, statement of changes in equity, statement of cash flows for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the company.

Directors' Responsibility for the Financial Report

The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with IFRS.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Independent Auditor's Report
To The Members of Viralytics Ltd
for the year ended 30 June 2010

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Viralytics Limited on 27 August 2010, would be in the same terms if provided to the directors as at the date of this auditors' report.

Auditor's Opinion

In our opinion:

a. the financial report of Viralytics Limited is in accordance with the Corporations Act 2001, including:
   i. giving a true and fair view of the company's financial position as at 30 June 2010 and of its performance for the year ended on that date: and
   ii. complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001: and

b. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 10 to 14 of the directors' report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Viralytics Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Act 2001.

Bentleys
Brisbane Partnership
Chartered Accountants
31st August 2010

P M Power
Partner

Brisbane



RECEIVED
2010 SEP 13 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX Announcement
11 August 2010

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc (LJCI) have converted US$105,605 of the third convertible note into 3,911,565 fully paid ordinary shares.

US$500,000 has been drawn down under the third convertible note and a total of US$158,865 of this note has been converted into ordinary shares. The amount drawn down but not converted to shares under the convertible note is US$341,135.

US$2.5m of the original US$6m facility approved by shareholders remains available.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

---

About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

Suite 1B, 56-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,911,565
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.0294 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 August 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	528,018,386	Ordinary shares fully paid

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,500,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Notes- . Balance of the third Convertible Note drawn down is US$341,135 with $US 1m still available to be drawn down.

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: S.Prince Date: 11 August 2010

Print name: Sarah Prince

== == == == ==

+ See chapter 19 for defined terms.

VIRALYTICS LTD
ONCOLYTIC VIRUSES

The Manager
Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

18 August 2010

Dear Sir

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

On 18 August 2010, Viralytics Ltd (ASX:VLA) issued 4,063,604 fully paid ordinary shares (***Shares***).

VLA hereby gives notice under section 708A(5)(e) of the Corporations Act (***Act***) that:

1. VLA issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2. As at 18 August 2010 VLA has complied with:
   a. the provisions of Chapter 2M of the Act as they apply to VLA; and
   b. section 674 of the Act; and

3. As at 18 August 2010 there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Yours sincerely

Sarah Prince
Company Secretary
Viralytics Limited



Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351



ASX Announcement
18 August 2010

PARTIAL CONVERSION OF CONVERTIBLE NOTE

Viralytics Limited **(ASX:VLA, OTC: VRACY)** advises that La Jolla Cove Investors, Inc (LJCI) have converted US$102,626 of the third convertible note into 4,063,604 fully paid ordinary shares.

US$750,000 has been drawn down under the third convertible note and a total of US$261,491 of this note has been converted into ordinary shares. The amount drawn down but not converted to shares under the convertible note is US$488,509.

US$2.25m of the original US$6m facility approved by shareholders remains available.

An Appendix 3B in relation to the above is attached.

Enquiries

Sarah Prince
Company Secretary
Viralytics Ltd
T: 02 8280 7497

Further information regarding the Company is available on our website: www.viralytics.com

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About Viralytics Ltd
Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.


Suite 1B, 55-63 Grandview Street
Pymble NSW 2073 Australia
P +61 2 9988 4000 F +61 2 9988 0999
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Viralytics Limited

ABN

ABN 12 010 657 351

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,063,604
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.0283 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on partial conversion of the Convertible Note between the Company and La Jolla Cove Investors, Inc as announced to the market on 12 June 2009.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 August 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	532,081,990	Ordinary shares fully paid

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,500,000	Unlisted Options
		20,000	Unlisted employee share scheme options
		1	Convertible Notes- . Balance of the third Convertible Note drawn down is US$488,509 with $US750,000 still available to be drawn down.

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: S. Prince Date: 18 August 2010

Print name: Sarah Prince

+ See chapter 19 for defined terms.